SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

         Certification and Notice of Termination of Registration under

            Section 12(g) of the Securities Exchange Act of 1934 or
              Suspension of Duty to File Reports Under Section 13
               and 15(d) of the Securities Exchange Act of 1934.

                                             Commission File Number  333-53861

                                 CWMBS, Inc.
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            (Exact name of Registrant as specified in its charter)

                               4500 Park Granada
                  Calabasas, California 91302 (818) 225-3000
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         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

         CWMBS, Inc., Residential Asset Securitization Trust 1998-A13
              Mortgage Pass-Through Certificates, Series 1998-M
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           (Title of each class of securities covered by this Form)

                                     None
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        (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)  [ ]    Rule 12h-3(b)(1)(ii) [ ]

             Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(2)(i)  [ ]

             Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(2)(ii) [ ]

             Rule 12g-4(a)(2)(ii) [ ]    Rule 15d-6           [X]

             Rule 12h-3(b)(1)(i)  [ ]

     Approximate number of holders of record as of the certification or notice
date:     5

     Pursuant to the requirements of the Securities Exchange Act of 1934, CWMBS, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:   March 10, 1999                   BY:  /s/ Celia Coulter

                                                Celia Coulter
                                                Vice President

                               BROWN & WOOD LLP
                            One World Trade Center
                           New York, New York 10048
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599

                                                  March 10, 1999

VIA ELECTRONIC FILING
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Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: CWMBS, Inc.,
         Residential Asset-Securitization Trust 1998-A13
         Mortgage Pass-Through Certificates,
         Series 1998-M

Dear Sir or Madam:

     On behalf of CWMBS, Inc. (the "Company"), we are filing herewith a Form 15 with respect to the trust formed pursuant to the Pooling and Servicing Agreement relating to the above-referenced Series of Mortgage Pass-Through Certificates (which agreement was previously filed by the Company in a separate periodic report on Form 8-K). This Form 15 is being filed pursuant to Rule 15d-6 under the Securities Exchange Act of 1934, as amended (the "Act") in order to suspend the Company's duty to file reports with respect to such trust under Sections 13 and 15(d) of the Act.

                                   Sincerely,

                                   /s/ Amy Sunshine

                                   Amy Sunshine

Enclosure